UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 30 October 2018

ASX RELEASE

30 October 2018

PRESENTATION TO AUSBIOTECH INVEST

Sydney, 30 October 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide a copy of the presentation to be given at AusBiotech Invest later today in Melbourne.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Cancer-focused biotech with two clinical-stage programs Presentation to AusBiotech Invest #AusBioInv Dr James Garner Chief Executive Officer & Executive Director Melbourne, VIC 30 October 2018

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Investment Highlights 1 Cancer drug developer with two distinct therapies in human trials - GDC-0084 in phase II clinical trial for brain cancer - Two clinical collaborations with GDC-0084 in other forms of brain cancer - Cantrixil in phase I clinical trial for ovarian cancer 2 Lead program, GDC-0084, acquired from Genentech (US biotech) - Well-proven, well-understood mechanism of action (PI3K inhibitor) - Unique ability to cross blood-brain barrier, critical for brain tumours 3 Four value-driving clinical data read-outs between now and end of calendar 2019, with potential upside around planned collaborations in other forms of cancer 4 Experienced Board and management team, with extensive international background in big pharma and biotech

Kazia has four clinical trials in progress across two programs, at leading centres in US and Australia Preclinical Phase I Phase II Phase III GDC-0084 PI3K / mTOR Inhibitor Licensed from Genentech in October 2016 Glioblastoma Multiforme (GBM) (Kazia-sponsored) Ovarian Cancer (Kazia-sponsored) TRX-E-002-1 (Cantrixil) Diffuse Intrinsic Pontine Glioma (DIPG) (collaboration with St Jude Children’s Research Hospital) Breast Cancer Brain Metastases (BCBM) (collaboration with Dana-Farber Cancer Institute)

Clinical trials news flow provides at least four value-driving inflection points during 2018-19 GDC-0084 Glioblastoma Multiforme (GBM) Cantrixil Ovarian Cancer Preliminary data from phase 1 study in ovarian cancer Completion of Part A of phase 1 study (safety and dosing)* *Full publication plans to be determined ü Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 Receipt of Orphan Drug Designation from US FDA ü Start of phase 2a study in first-line GBM ü Commence other potential collaborations (TBC) Data read-out from phase 2a study (safety and dosing) Data read-out from phase 2a study (preliminary efficacy) Data read-out from phase 1 study (preliminary efficacy) ü Commence collaborations in DIPG and breast cancer brain mets ü

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Most common drug treatment is temozolomide (Temodar®), used after surgery and radiotherapy Ineffective in approximately two-thirds of patients → huge unmet need Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1 - 1.5 billion

Growing public attention for brain cancer highlights need for new treatment options There is increasing recognition of the need to find treatment options for patients with brain cancer Senator John McCain’s diagnosis in July 2017 highlighted glioblastoma and focused attention on the need for new treatments Australian Brain Cancer Mission launched in October 2017, with funding from Cure Brain Cancer Foundation, Federal Government, and Minderoo Foundation TV personality, Carrie Bickmore, launched ‘Beanies for Brain Cancer’ after losing her husband to the disease

Current standard of care is essentially ineffective in approximately 65% of GBM cases

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

GDC-0084 is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

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KAZIA THERAPEUTICS

The PI3K class is well-proven, with three approved therapies, but GDC-0084 is unique and differentiated

GILEAD	BAYER	Verastem	KAZIA THERAPEUTICS
Zydelig (idelalisib)	Aliqopa (copanlisib)	Copiktra (duvelisib)	**GDC-0084**
Zydelig 150 mg film-coated tablets Idelalisib	Aliqopa	Copiktra (duvelisib) Capsules	
FDA Approved ✓ **July 2014** (blood cancers) [accelerated approval]	FDA Approved ✓ **September 2017** (blood cancers) [accelerated approval]	FDA Approved ✓ **October 2018** (blood cancers) [accelerated approval]	In phase II human trials under US FDA oversight (brain cancer)
Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does cross blood-brain barrier ✓
Potentially fatal liver toxicity and diarrhoea ✗	Potentially fatal infections ✗	Potentially fatal infections and diarrhoea ✗	Appears generally safe and well-tolerated thus far ✓

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KAZIA THERAPEUTICS

In GDC-0084 phase I, 7 / 27 patients (26%) showed a ‘metabolic partial response’ to treatment Analysis courtesy of Professor Ben Ellingson, UCLA Brain Tumor Imaging Laboratory Pre-Dosing On GDC-0084 Pre-Dosing On GDC-0084

Multipart phase II design allows for frequent data read-outs to inform partnering and early approval Note: timelines are estimated, and subject to periodic revision based on recruitment performance and treatment effect Step 1 Dose Optimisation Step 2 Expansion Cohort Step 3 Planned Registration Trial ‘Phase 2a’ Component March 2018 1H 2019 2H 2019 Dosing and safety data in newly-diagnosed population Preliminary efficacy signals and additional FDA-required data 6 – 24 patients 12 months 20 patients 6 months (potentially) 2023 Definitive data to support product approval by FDA

INDICATIVE

Brain cancer represents a substantial commercial opportunity for GDC-0084

Glioblastoma	HER2+ Breast Cancer	+ Other potential future indications
Approximately 130,000 patients per annum worldwide	*Approximately 340,000 patients per annum worldwide*	
$2.3 billion estimated market opportunity in 2024 [Transparency Research]	**$12.7 billion** estimated market opportunity in 2023 [GlobalData]	
X	X	
65% of patients will not respond to temozolomide	**15-25% of patients** with brain mets	
↓	↓	
~$1.5B+ market	**~$3B+ market**	

11

KAZIA THERAPEUTICS

Single asset company with one PI3K inhibitor in phase I human trials US$ 140 million Market Cap One PI3K inhibitor in phase II human trials, one other drug in phase III, and two in animal testing US$ 430 million Market Cap One PI3K inhibitor in phase II human trials Acquired by big pharma in 2011 for US$ 375 million Other companies focused on the PI3K pathway have been highly-valued in the market One PI3K inhibitor approved in October 2018 for certain blood cancers, one other drug in human trials US$ 400 million Market Cap

Kazia is now well-funded to see both programs through key data read-outs in calendar 2019 *NOX shares valued as at October 2018 $9.3M Current assets as at 30 June 2018 ~$3.5M* Shares in Noxopharm (ASX:NOX) $3.4M Proceeds (pre-costs) from institutional placement in Oct 18 Current funding allows:- Completion of phase IIa GDC-0084 trial Completion of phase I Cantrixil trial Working capital into calendar 2020 Multiple opportunities to engage with potential partners and licensees Obtained through IP settlement in Dec 2017 Placement to sector-specialist international investors in Oct 2018 Proceeds of Ongoing Share Purchase Plan

Investment Highlights 1 Cancer drug developer with two distinct therapies in human trials - GDC-0084 in phase II clinical trial for brain cancer - Two clinical collaborations with GDC-0084 in other forms of brain cancer - Cantrixil in phase I clinical trial for ovarian cancer 2 Lead program, GDC-0084, acquired from Genentech (US biotech) - Well-proven, well-understood mechanism of action (PI3K inhibitor) - Unique ability to cross blood-brain barrier, critical for brain tumours 3 Four value-driving clinical data read-outs between now and end of calendar 2019, with potential upside around planned collaborations in other forms of cancer 4 Experienced Board and management team, with extensive international background in big pharma and biotech